File No. 70-9557

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                 Amendment No. 2
                                       to
                                    FORM U-1

                           APPLICATION OR DECLARATION

                                      under

                 The Public Utility Holding Company Act of 1935

                              THE SOUTHERN COMPANY
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

ALABAMA POWER COMPANY                   SOUTHERN COMMUNICATIONS SERVICES, INC.
600 North 18th Street                   5555 Glenridge Connector, Suite 500
Birmingham, Alabama 35291               Atlanta, Georgia 30342


GEORGIA POWER COMPANY                   SOUTHERN COMPANY ENERGY SOLUTIONS, INC.
241 Ralph McGill Boulevard, N.E.        241 Ralph McGill Boulevard, N.E.
Atlanta, Georgia 30308                  Atlanta, Georgia 30308

GULF POWER COMPANY                      SOUTHERN COMPANY SERVICES, INC.
One Energy Place                        241 Ralph McGill Boulevard, N.E.
Pensacola, Florida 32520                Atlanta, Georgia 30308

MISSISSIPPI POWER COMPANY               SOUTHERN ENERGY RESOURCES, INC.
2992 West Beach                         900 Ashwood Parkway, Suite 500
Gulfport, Mississippi 39501             Atlanta, Georgia 30338

SAVANNAH ELECTRIC AND POWER COMPANY     SOUTHERN NUCLEAR OPERATING COMPANY, INC.
600 East Bay Street                     40 Inverness Center Parkway
Savannah, Georgia 31401                 Birmingham, Alabama 35242

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

                 (Name of top registered holding company parent
                         of each applicant or declarant)

                            Tommy Chisholm, Secretary
                              The Southern Company
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

William E. Zales, Jr., Vice President   Tommy Chisholm, Secretary
and Corporate Secretary                 Southern Communications Services, Inc.
Alabama Power Company                   5555 Glenridge Connector, Suite 500
600 North 18th Street                   Atlanta, Georgia 30342
Birmingham, Alabama 35291

Judy M. Anderson, Vice President        Tommy Chisholm, Secretary
and Corporate Secretary                 Southern Company Energy Solutions, Inc.
Georgia Power Company                   241 Ralph McGill Boulevard, N.E.
241 Ralph McGill Boulevard, N.E.        Atlanta, Georgia 30308
Atlanta, Georgia 30308

Warren E. Tate, Secretary               Tommy Chisholm, Vice President
and Treasurer                           and Secretary
Gulf Power Company                      Southern Company Services, Inc.
One Energy Place                        241 Ralph McGill Boulevard, N.E.
Pensacola, Florida 32520                Atlanta, Georgia 30308

Michael W. Southern, Vice President,    Tommy Chisholm, Vice President
Chief Financial Officer, Secretary      and Secretary
and Treasurer                           Southern Energy Resources, Inc.
2992 West Beach                         900 Ashwood Parkway, Suite 500
Gulfport, Mississippi 39501             Atlanta, Georgia 30338

Kirby R. Willis, Vice President,        Sherry A. Mitchell, Corporate Secretary
Treasurer and Chief Financial Officer   Southern Nuclear Operating Company, Inc.
Savannah Electric and Power Company     40 Inverness Center Parkway
600 East Bay Street                     Birmingham, Alabama 35242
Savannah, Georgia 31401

                   (Names and addresses of agents for service)

            The Commission is requested to mail signed copies of all
                     orders, notices and communications to:

W. L. Westbrook                         John D. McLanahan
Financial Vice President                Troutman Sanders LLP
The Southern Company                    600 Peachtree Street, N.E.
270 Peachtree Street, N.W.              Suite 5200
Atlanta, Georgia 30303                  Atlanta, Georgia 30308-2216

                              INFORMATION REQUIRED



Item 2.         Fees, Commissions and Expenses.
                The additional fees, commissions and expenses paid or to be incurred in connection with the issuance and sale of the Plan Stock are estimated not to exceed $5,000, which includes the fees of counsel.

Item 3.         Applicable Statutory Provisions.
                (a) Southern considers that the proposed issuance and sale of the Plan Stock are subject to the provisions of Sections 6(a), 7, 32 and 33 of the Act and Rules 53 and 54 thereunder.
                Southern considers that any purchases of Southern's common stock by the Employing Companies pursuant to the ESOP prior to contributing such stock to the ESOP Trust are subject to the provisions of Sections 9(a) and 10 of the Act.
                The proposed transactions will be carried out in accordance with the procedure specified in Rule 23 and pursuant to an order of the Commission with respect thereto.
                (b) Rule 53 Analysis. The proposed transactions are subject to Rule 53, which provides that, in determining whether to approve the issue or sale of a security for purposes of financing the acquisition of an EWG or FUCO, the Commission shall not make certain adverse findings if the conditions set forth in Rule 53(a)(1) through (a)(4) are met, and are not otherwise made inapplicable by reason of the existence of any of the circumstances described in Rule 53(b).
                Southern currently meets all of the criteria of Rule 53(a), except for clause (1). At October 31, 1999, Southern's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $2.969 billion, or approximately 74.09% of Southern's "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended September 30, 1999 ($4.008 billion). With respect to Rule 53(a)(1), however, the Commission has determined that Southern's financing of investments in EWGs and FUCOs in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See The Southern Company, Holding Company Act Release Nos. 26501 and 26646, dated April 1, 1996 and January 15, 1997, respectively.
                In addition, Southern has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of domestic utility subsidiary company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred.
                Moreover, even if the effect of the capitalization and earnings of EWGs and FUCOs in which Southern has an ownership interest upon the Southern holding company system were considered, there would be no basis for the
Commission to withhold or deny approval for the proposal made in this Application-Declaration. The issuance of the Plan Stock as proposed herein would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of Southern's EWGs and FUCOs, have a material adverse effect on the financial integrity of the Southern system, or an adverse impact on Southern's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers.
                The Rule 53(c) Order was predicated, in part, upon an assessment of Southern's overall financial condition which took into account, among other factors, Southern's consolidated capitalization ratio and the recent growth trend in Southern's retained earnings. As of December 31, 1995, the most recent fiscal year preceding the Rule 53(c) Order, Southern's consolidated capitalization consisted of 49.3% equity (including mandatorily redeemable preferred securities) and 50.7% debt (including $1.68 billion of long-term, non-recourse debt and short-term debt related to EWGs and FUCOs). Southern's consolidated capitalization as of September 30, 1999, was 44.5% equity, 55.5% debt including all non-recourse debt, and 57.1% equity and 42.9% debt excluding all non-recourse debt. On a pro forma basis, taking into consideration the transactions contemplated hereby, such ratios are 48.6% and 51.4%, respectively, for equity and debt. The common equity component of Southern's pro forma consolidated capitalization represents 39.2% of total capitalization at September 30, 1999. Both are within accepted industry ranges and within the limits set by independent rating agencies (such as Standard and Poor's) for "A" rated utilities.
                Thus, since the date of the Rule 53(c) Order, there has been no material change in Southern's consolidated capitalization ratio, which remains within acceptable ranges and limits of rating agencies as evidenced by the continued "A" corporate credit rating of Southern. Specifically, in January 1997 Standard & Poor's assigned Southern its corporate credit rating of "A," which was consistent with the implied corporate rating previously held by Southern. This implied rating had been in effect since May 1995. Therefore, since the April 1996 issue of the Rule 53(c) Order, the Southern consolidated credit rating has remained at "A" thereby demonstrating Southern's continued strong financial integrity. In addition, the underlying ratings of the affiliated operating companies, which have a strong influence on the Southern corporate rating, are all "A+" or better. As a point of reference, the percentage of debt in the total capital structure of the Southern domestic operating utility companies was 43.7% at September 30, 1999, which is lower than the average for Standard & Poor's "A" rated vertically integrated utilities. At year end 1998, according to Standard & Poor's, the average total debt (both long-term and short-term) for "A" rated electric utilities was 50.4% of total capitalization.
                Southern's consolidated retained earnings grew on average approximately 5.5% per year over the last five years. Excluding the $111 million one-time windfall profits tax imposed on SWEB in 1997 and the write down of assets in 1998, the average growth would be 7.2%. In 1998, consolidated retained earnings increased approximately $36 million, or slightly less than 1%. Southern's interests in EWGs and FUCOs have made a positive contribution to earnings in the three calendar years ending after the issuance of the Rule 53(c) Order.
                Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to Southern's investments in EWGs and FUCOs have not had any adverse impact on Southern's financial integrity.

Item 6.        Exhibits and Financial Statements.


               (a)       Exhibits

                F-       Opinion of Troutman Sanders LLP, counsel for Southern.











                                   SIGNATURES


          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this amendment to be signed on their behalf by the undersigned thereunto duly authorized.



Dated:  December 22, 1999          THE SOUTHERN COMPANY



                                   By:  /s/Tommy Chisholm
                                        ______________________________________
                                        Tommy Chisholm
                                        Secretary



                                   ALABAMA POWER COMPANY



                                   By:  /s/Wayne Boston
                                        _______________________________________
                                        Wayne Boston
                                        Assistant Secretary



                                   GEORGIA POWER COMPANY



                                   By:  /s/Wayne Boston
                                        _______________________________________
                                        Wayne Boston
                                        Assistant Secretary



                                   GULF POWER COMPANY



                                   By: /s/ Wayne Boston
                                       ________________________________________
                                       Wayne Boston
                                       Assistant Secretary



                                   MISSISSIPPI POWER COMPANY



                                   By:  /s/Wayne Boston
                                        _______________________________________
                                        Wayne Boston
                                        Assistant Secretary



                                   SAVANNAH ELECTRIC AND POWER COMPANY



                                   By:  /s/Wayne Boston
                                        _______________________________________
                                        Wayne Boston
                                        Assistant Secretary


                                   SOUTHERN COMMUNICATIONS SERVICES,INC.



                                   By:  /s/Tommy Chisholm
                                        _______________________________________
                                        Tommy Chisholm
                                        Secretary


                                   SOUTHERN COMPANY ENERGY SOLUTIONS, INC.



                                   By:  /s/Tommy Chisholm
                                        _______________________________________
                                        Tommy Chisholm
                                        Secretary


                                   SOUTHERN COMPANY SERVICES, INC.



                                   By:  /s/Wayne Boston
                                        _______________________________________
                                        Wayne Boston
                                        Assistant Secretary



                                   SOUTHERN ENERGY RESOURCES, INC.



                                   By:  /s/Tommy Chisholm
                                        _______________________________________
                                        Tommy Chisholm
                                        Secretary



                                   SOUTHERN NUCLEAR OPERATING COMPANY, INC.



                                   By:  /s/Wayne Boston
                                        _______________________________________
                                        Wayne Boston
                                        Assistant Secretary